Exhibit 99(a)
CAPITALIZATION AND INDEBTEDNESS
The following table presents our capitalization and indebtedness at March 31, 2022:

At March 31, 2022
(in millions)
Total short-term borrowings(1)	¥54,014,412
Long-term debt:
Obligations under finance leases	16,104
Unsubordinated debt	30,145,917
Subordinated debt	4,028,553
Obligations under loan securitization transactions	519,719
Debt issuance costs	(13,694)
Total long-term debt	34,696,599
Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 13,281,995,120 shares)	2,090,270
Capital surplus	5,327,772
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	8,172,646
Accumulated other comprehensive income, net of taxes	227,033
Treasury stock, at cost: 668,286,238 common shares	(452,224)
Total shareholders’ equity	15,605,068
Noncontrolling interests	691,454
Total equity	16,296,522
Total capitalization and indebtedness	¥50,993,121

Note:
(1)Total short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.